UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ______)

GENE LOGIC INC.
(NAME OF SUBJECT COMPANY (ISSUER))

GENE LOGIC INC. (OFFEROR)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

OPTIONS TO PURCHASE COMMON STOCK $.01 PAR VALUE,
HAVING AN EXERCISE PRICE OF $11.00 OR MORE PER SHARE
(TITLE OF CLASS OF SECURITIES)

(36868910)
(CUSIP NUMBER OF CLASS OF SECURITIES)
(UNDERLYING COMMON STOCK)

DUDLEY STAPLES, ESQ.
GENE LOGIC INC.
708 QUINCE ORCHARD ROAD
GAITHERSBURG, MARYLAND 20878
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee

$2,335,834	$276

* Calculated solely for purposes of determining the filing fee. This calculation assumes that options to purchase 2,994,659 shares of common stock of Gene Logic Inc. will be exchanged pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate transaction value of such options of $2,335,834, as of November 5, 2002, calculated based on the Black-Scholes option pricing model, multiplied by (ii) $92.00 per each U.S. $1.0 million of the value of the transaction.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Form or Registration No.: Not Applicable
Filing Party: Not Applicable	Date Filed: Not Applicable

[  ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEM 1. SUMMARY TERM SHEET

The information set forth under “Frequently Asked Questions and Summary Term Sheet” in the document entitled “Offer to Exchange Outstanding Stock Options,” dated November 7, 2002 (as amended from time to time, the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     (a)  The name of the issuer is Gene Logic Inc., a Delaware corporation (“Gene Logic”), and the address and telephone number of its principal executive offices is 708 Quince Orchard Road, Gaithersburg, Maryland 20878, (301) 987-1700. The information set forth in the Offer to Exchange under Section 9 (“Information About Gene Logic; Summary Financial Information; Risk Factors”) is incorporated herein by reference.

     (b)  This Tender Offer Statement on Schedule TO relates to the solicitation by Gene Logic of requests to exchange options granted having an exercise price of $11.00 or more per share (the “Eligible Options”) outstanding under Gene Logic’s 1996 Stock Plan, as amended, and the 1997 Equity Incentive Plan, as amended (the “1997 Plan”) to purchase shares (each, an “Option Share”) of Gene Logic common stock, $0.01 par value per share, for new options that will be granted under and subject to the 1997 Plan, upon the terms and subject to the conditions described in the Offer to Exchange. Employees may participate if they (a) are an employee of Gene Logic as of the date Gene Logic accepts properly tendered Eligible Options in the offer and (b) have not received any options with an exercise price of less than $11.00 per share after May 4, 2002 (“Eligible Employee”). Eligible Employees granted options after May 4, 2002 who wish to surrender any Eligible Options, must surrender all Eligible Options received after May 4, 2002 that have an exercise price less than the exercise price of any other Eligible Option that the Eligible Employee requests that Gene Logic exchange. For each five Option Shares for which a surrendered Eligible Option is exercisable, Gene Logic will grant an option for four new Option Shares to the Eligible Employees, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under “Frequently Asked Questions and Summary Term Sheet,” Section 1 (“Eligible Employees; Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a)  The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. Gene Logic is both the filing person and the subject company.

ITEM 4. TERMS OF THE TRANSACTION

     (a)  The information set forth in the Offer to Exchange under “Frequently Asked Questions and Summary Term Sheet,” Section 1 (“Eligible Employees; Number of Options; Expiration Date”), Section 3 (“Procedures for Surrendering Options”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options”), Section 6 (“Conditions of This Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information About Gene Logic; Summary Financial Information; Risk Factors”), Section 11 (“Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of This Offer; Termination; Amendment”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Grant of New Options”) and Section 11 (“Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)  The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

     (b)  Not applicable.

     (d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS

     (a)  The information set forth in the Offer to Exchange under Section 9 (“Information About Gene Logic; Summary Financial Information; Risk Factors”) and Section 16 (“Additional Information”), and in Gene Logic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, and its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 are incorporated herein by reference

     (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION

     (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)  Not applicable.

ITEM 12. EXHIBITS

(a)(1) Offer to Exchange Outstanding Stock Options, dated November 7, 2002.

(a) (2) Form of Election Form.

(a) (3) Form of Notice of Withdrawal.

(a) (4) Form of Notice of Acceptance.

(a) (5) Form of Cover Letter to Eligible Optionholders.

(a) (6) Form of Email message to Eligible Optionholders.

(a)(7) Power point presentation to employees describing offer to exchange.

(b) Not applicable.

(d)(1) Gene Logic Inc. 1997 Equity Incentive Plan, as amended is incorporated herein by reference to Gene Logic’s Definitive Proxy Statement filed with the SEC on April 12, 2002.

(d)(2) Form of Stock Option Agreement pursuant to the 1997 Equity Incentive Plan, as amended, is incorporated by reference to Gene Logic’s Registration Statement on Form S-1 filed with the SEC on October 7, 1997.

(d)(3) Gene Logic Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 is incorporated herein by reference.

(d)(4) Gene Logic Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 and Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2002 are incorporated herein by reference.

(g) Not applicable.

(h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

     (a)  Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENE LOGIC INC.

By: /s/ Philip L. Rohrer, Jr. Philip L. Rohrer, Jr. Chief Financial Officer

Dated: November 7, 2002

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)	Offer to Exchange Outstanding Stock Options, dated November 7, 2002,
(a)(2)	Form of Election Form.
(a)(3)	Form of Notice of Withdrawal.
(a)(4)	Form of Notice of Acceptance.
(a)(5)	Form of Cover Letter to Eligible Optionholders.
(a)(6)	Form of Email message to Eligible Optionholders.
(a)(7)	Power point presentation to employees describing offer to exchange.
(b)	Not applicable.
(d)(1)	Gene Logic Inc. 1997 Incentive Plan, as amended, is incorporated herein by reference to Gene Logic’s Definitive Proxy Statement filed with the SEC on April 12, 2002.
(d)(2)	Form of Stock Option Agreement pursuant to the 1997 Equity Incentive Plan, as amended, is incorporated by reference to Gene Logic’s Registration Statement on Form S-1 filed with the SEC on October 7, 1997.

(d)(3)	Gene Logic Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 is incorporated herein by reference.
(d)(4)	Gene Logic Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 and Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2002 are incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.